UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Proginet Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

742942105

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 742942 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kevin M. Kelly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 846,604 (includes currently exercisable options to purchase 318,765 shares of common stock.)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 846,604

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 846,604 (includes 318,765 shares of common stock subject to currently exercisable options).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.18%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Proginet Corporation
(b)	Address of Issuer’s Principal Executive Offices Proginet Corporation 200 Garden City Plaza Garden City, New York 11530

Item 2.
(a)	Name of Person Filing Kevin M. Kelly
(b)	Address of Principal Business Office or, if none, Residence Proginet Corporation 200 Garden City Plaza Garden City, New York 11530
(c)	Citizenship United States of America
(d)	Title of Class of Securities Common Stock, par value $.001 share
(e)	CUSIP Number 742942105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 846,604 shares.

Pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, includes 318,765 shares which were not actually outstanding, but which were issuable upon exercise of options held by the undersigned that are presently exerciseable in full, or will be within sixty (60) days.  Such shares are considered outstanding for the purpose of computing the “Percent of Class” below.

(b)	Percent of class: 6.18%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 846,604.
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 846,604.
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2005
Date

Signature
Kevin M. Kelly
Name/Title